UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5) 1

First Trust Aberdeen Global Opportunity Income Fund

(Name of Issuer)

Common Stock

(Title of Class of Securities)

337319107

(CUSIP Number)

Jodi Hedberg, Chief Compliance Officer

Karpus Management, Inc.

d/b/a Karpus Investment Management

183 Sully’s Trail

Pittsford, New York 14534

(585) 586-4680

Adam W. Finerman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 337319107	13D	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON Karpus Investment Management
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,098,394 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 3,378,331 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,378,331 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.62%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 337319107	13D	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSON George W. Karpus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,996 Shares *
	8.	SHARED VOTING POWER 6,746 Shares *
	9.	SOLE DISPOSITIVE POWER 5,996 Shares *
	10.	SHARED DISPOSITIVE POWER 6,746 Shares *

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,742 Shares *
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14.	TYPE OF REPORTING PERSON IN

* See Items 2 and 5.

CUSIP No. 337319107	13D	Page 4 of 7 Pages

The following constitutes Amendment No. 5 to the Schedule 13D (as amended, the "Schedule D") filed by the undersigned (“Amendment No. 5 ”) amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 of the Schedule D is hereby amended and restated as follows:

(a)    This statement is filed by:

(i)    Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"); and

(ii)   George W. Karpus, the President and CEO of Karpus. Mr. Karpus owns Shares individually and may be deemed the beneficial owner of Shares held by Karpus Investment Management Profit Sharing Plan Fund B- Conservative Bond Fund (collectively, the "Karpus Entity").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6, as originally filed on November 4, 2019. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)    The address of the principal office of each of the Reporting Persons is 183 Sully's Trail, Pittsford, New York 14534.

(c)     The principal business of Karpus is serving as a registered investment adviser who provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Mr. Karpus is serving as the President and CEO of Karpus.

(d)    No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Karpus is organized under the laws of the State of New York. Mr. Karpus is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Karpus, an independent registered investment advisor, has accumulated 3,378,331 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 26.62% of the outstanding Shares. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 3,378,331 Shares beneficially owned by Karpus Investment Management is approximately $34,249,082, excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

The aggregate purchase price of the 12,742 Shares held by Mr. Karpus and the Karpus Entity is approximately $129,215, excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

CUSIP No. 337319107	13D	Page 5 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 12,691,512 Shares outstanding, which is the total number of Shares outstanding as of July 29, 2020 as reported in the Issuer’ Fund Fact sheet dated July 30, 2020, accessed on the website https://www.ftportfolios.com/Retail/cef/cefsummary.aspx?Ticker=FAM.

A.	Karpus Investment Management

(a)	As of the close of business on July 29, 2020, Karpus Investment Management beneficially owned 3,378,331 Shares held in the Accounts.

  Percentage:   26.62%

(b)	1. Sole power to vote or direct vote: 3,098,394
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,378,331
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus Investment Management over the last 60 days are set forth in Schedule B and incorporated herein by reference.

B.	George W. Karpus

(a)	As of the close of business on July 29, 2020 , George W. Karpus beneficially owned 5,996 Shares. In addition, George W. Karpus may be deemed to beneficially own the 6,746 Shares held in the Karpus Entity.

  Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,996
2. Shared power to vote or direct vote: 6,746
3. Sole power to dispose or direct the disposition: 5,996
4. Shared power to dispose or direct the disposition: 6,746

(c)	Neither George W. Karpus nor the Karpus Entity have had any transactions in the Shares for the past 60 days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP No. 337319107	13D	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

KARPUS MANAGEMENT, INC.

Dated: July 31, 2020	By:	/s/ Jodi Hedberg
Name: Jodi Hedberg Title: Chief Compliance Officer

/s/ George W. Karpus
GEORGE W. KARPUS

CUSIP No. 337319107	13D	Page 7 of 7 Pages

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	100 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott, CFA	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

SCHEDULE B

Transactions in the Shares over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	4,263	$9.62	6/1/2020
Purchase of Common Stock	16,861	$9.70	6/2/2020
Purchase of Common Stock	1,095	$9.77	6/5/2020
Purchase of Common Stock	2,800	$9.83	6/8/2020
Purchase of Common Stock	7,904	$9.82	6/9/2020
Purchase of Common Stock	107,483	$9.81	6/11/2020
Purchase of Common Stock	6,000	$9.70	6/15/2020
Purchase of Common Stock	23,035	$9.78	6/17/2020
Purchase of Common Stock	2,684	$9.78	6/22/2020
Purchase of Common Stock	6,742	$9.84	6/24/2020
Purchase of Common Stock	5,520	$9.83	6/25/2020
Purchase of Common Stock	8,183	$9.81	6/26/2020
Purchase of Common Stock	5,938	$9.76	6/29/2020
Sale of Common Stock	(4,430)	$9.82	6/30/2020
Purchase of Common Stock	2,134	$9.75	7/1/2020
Sale of Common Stock	(350)	$9.78	7/2/2020
Purchase of Common Stock	740	$9.80	7/7/2020
Sale of Common Stock	(5,777)	$10.02	7/15/2020
Sale of Common Stock	(2,504)	$10.05	7/16/2020
Purchase of Common Stock	3,856	$9.96	7/17/2020
Sale of Common Stock	(504)	$10.12	7/23/2020
Purchase of Common Stock	6,158	$10.10	7/24/2020
Purchase of Common Stock	48,800	$10.25	7/28/2020
Purchase of Common Stock	30,486	$10.26	7/29/2020